RECEIVED

2007 APR 18 A 8:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 0031 302162615
Fax 0031 302161940

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07022617

BEST AVAILABLE COPY

Our reference BB/jcd
Date April 3, 2007

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period March 2007 and the Pricing Supplements of March 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir Bert Bruggink
Executive Board / CFO Rabobank Group

4/19

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RECEIVED
2007 APR 18 A 3:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rabobank issues its largest bond ever

22-3-2007 | Article

Rabobank has issued the largest bond in its history. The principal amount of the bond is 4 billion euros with a maturity of 5 years and a coupon of 4.125%.

The funding level for Rabobank is the lowest ever for a 5-year benchmark euro transaction (an amount of more than one billion euros). The cost is a basis point lower than the 5-year transaction executed in 2006, while the volume of this transaction is more than twice as large. This constitutes an outstanding result for the bank, especially in the current market environment.

Despite the turbulent markets and uncertain climate for issuance, there was an extremely high level of investor interest in the deal. The order book was of high-quality and comprised of more than 60% central banks (from Europe, the Middle East and Asia), pension funds and asset managers. The orderbook was substantially oversubscribed with a total subscription amount of 6.5 billion euros. Rabobank will use the funds raised to finance the growth of its lending activities.

Rabobank's CFO Bert Bruggink is delighted with the result: 'This record achievement is the result of Rabobank's ongoing work with institutional investors, a responsible approach to the financial markets and perfect timing for new issues. Rabobank is the first bank to conduct an issue following a number of turbulent weeks on the financial markets, that has immediately been a resounding success.

This speaks volumes about the strength of Rabobank; the market has once again confirmed our position as one of the most highly rated private lenders worldwide.' Bruggink also emphasises that it could have been possible to issue a slightly smaller deal at an even better price for Rabobank. 'Rabobank consciously decided to reward loyal investors with good allocations and competitive prices. The combination of good liquidity in the secondary markets and an advantageous price creates greater value for investors and provides improved potential for positive price performance in the future,' says Bruggink.

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NZ Farmer confidence declines

19-3-2007 | Article

The latest Rabobank/Nielsen Rural Confidence Survey shows 43 per cent of all farmers in New Zealar rural economy to worsen over the coming 12 months compared to 37 per cent in the previous survey.

Farmer confidence has declined for the third survey running, impacted by the expectation of interest ra strong New Zealand dollar.

43 per cent of farmers now expect the rural economy to worsen.

Biggest confidence declines among sheep farmers, followed by beef producers.

Farmer income expectations also down, with 77 per cent of farmers expecting their income to decreas and 77 per cent also expecting an increase in costs over the next 12 months

It is the third survey in a row where farmers have registered a decline in confidence. However, Genera Rabobank Rural NZ Ben Russell said the outlook is still far better than in February last year, when 75 farmers expected the rural economy to worsen.

Download the full press release below for full details.

NZ Rural Confidence Survey March 2007

Rabobank

Media Release
March 14, 2007

Farmer confidence declines as interest rates and NZ dollar climb

Results at a Glance

- Farmer confidence has declined for the third survey running, impacted by the expectation of interest rate rises and a strong New Zealand dollar.
- 43 per cent of farmers now expect the rural economy to worsen.
- Biggest confidence declines among sheep farmers, followed by beef producers.
- Farmer income expectations also down, with 77 per cent of farmers expecting their income to decrease or stay the same and 77 per cent also expecting an increase in costs over the next 12 months.

The expectation of a climb in interest rates, an unrelenting New Zealand dollar and falling lamb prices have seen farmer confidence levels continue to decline. The latest Rabobank/Nielsen Rural Confidence Survey shows 43 per cent of all farmers now expect the rural economy to worsen over the coming 12 months compared to 37 per cent in the previous survey.

It is the third survey in a row where farmers have registered a decline in confidence. However, General Manager Rabobank Rural NZ Ben Russell said the outlook is still far better than in February last year when 75 per cent of all farmers expected the rural economy to worsen.

The survey shows that only nine per cent of all farmers expect an improvement in the rural economy, down from 11 per cent in December.

Mr Russell said that the continuing fall in farmer confidence was likely to reflect a number of factors which are currently placing pressure on New Zealand farmers. The New Zealand dollar had strengthened in early 2007 to around US 70 cents and interest rates were moving upwards.

"The survey was conducted leading up to the latest interest rate rise by the Reserve Bank of New Zealand, something that the results show many farmers rightly anticipated. The possibility of higher interest rate payments, and the impact this will have on the dollar, were certainly weighing on farmers at the time the survey was taken," he said.

Mr Russell said farmers were preparing for a year with little relief from interest rate pressure - 53 per cent of all farmers expecting further increases, with only four per cent expecting any relief.

A mixed outlook for commodity prices is also continuing to impact confidence, with the biggest confidence decline seen in sheep farmers – 57 per cent expecting the agricultural economy to worsen over the next 12 months, compared to 43 per cent previously.

"The falling lamb prices and expectation that prices will fall further is likely to be the biggest contributor to the drop in sheep farmer confidence over the last survey period – particularly given it's the peak selling period for lambs and many farmers will be sending lambs for processing," Mr Russell said, adding that compared to this time last year, sheep farmers are more optimistic.

The latest Rabobank Rural Confidence Survey had shown that the second biggest confidence decline occurred among beef producers, with 40 per cent of beef farmers also pessimistic, compared to 35 per cent previously.

Rabobank

Media Release
March 14, 2007

Mr Russell said the decline in beef producer confidence was more difficult to explain.

"The fall in sheep farmer confidence can be logically linked to a drop in prices at this key selling time, however the decline in beef farmer confidence is a little more curious as prices and outlook are still good," he said. "It could well be because most beef farmers also farm sheep and are therefore likely to be infected by pessimism in the sheep sector."


Net Confidence
NZD/USD (rhs)
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Net (% improve less % worsen)
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
NZD/USD Exchange Rate
Feb-01
Aug-01
Feb-02
Aug-02
Feb-03
Aug-03
Feb-04
Aug-04
Feb-05
Aug-05
Feb-06
Aug-06
Feb-07

Dairy farmers are the only group to have improved their outlook over the last survey period, following Fonterra lifting the payout by 10c per kg of milk solids in early February. While seven per cent fewer dairy farmers are now expecting conditions to worsen, most of these are expecting conditions to remain the same and only an additional one per cent are expecting an improvement.

Overall investment intentions across all sectors were relatively stable, with 18 per cent of farmers expecting to increase their total investment over the next 12 months and 64 per cent not intending to change their level of farm investment. The largest decline in investment intentions was amongst sheep farmers with a quarter of these expecting to decrease their total investment over the next 12 months, compared to 16 per cent in December.

In line with the drop in headline confidence, the survey showed that 77 per cent of farmers expect their farm income to decrease or stay the same. However, 77 per cent also expect an increase in costs over the coming 12 months, something Mr Russell says will have substantial implications for farm spending and the agricultural service industries.

While short term conditions in the major agricultural sectors are testing most farmers, Rabobank remains confident that the medium to long term supply and demand factors for dairy, beef and lamb remain positive, Mr Russell said.

"It is frustrating for farmers to not see this good demand profile reflected in the farm gate prices they are seeing at present, due to the impact of the high New Zealand dollar," he said.

The Rabobank/Nielsen Rural Confidence Survey is the only study of its type in New Zealand. Conducted bi-monthly, a panel of approximately 790 farmers across New Zealand were surveyed in the last survey period.

Rabobank New Zealand is a part of the international Rabobank Group, the world's leading specialist in food and agribusiness banking. Rabobank has more than 100 years' experience providing customised banking and finance solutions to businesses involved in all aspects of food and agribusiness. Rabobank has a AAA credit rating and is ranked one of the world's safest banks by Global Finance magazine. Rabobank operates in 38 countries, servicing the needs of more than nine million clients worldwide through a network of more than 1500 offices and branches. Rabobank New Zealand is one of the leading rural lenders and a significant provider of business and corporate banking and financial services to the New Zealand food and agribusiness sector. The bank has 29 branches throughout New Zealand.

< ENDS >

Media contact:

Ben Russell
General Manager, Rural
Rabobank New Zealand,
Phone: (04) 819 2750
Mobile: 027 484 5965

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Growth in Asia's Fund Derivatives

13-3-2007 | News

Rabobank envisions that fund derivatives will be one of the top priorities for derivative players in Asia in 2007.

Already an established player in Europe in this product area, Rabobank plans to leverage its in-depth industry knowledge and expertise to offer innovative and competitively priced fund derivative products to clients in Asia.

Mr. Gabriel Segredo, Director of Fund Derivatives of Rabobank International ("Rabobank"), London, presented at the Structured Products Forum 2007 in Hong Kong, for which Rabobank is a silver sponsor.

Further Structured Products Forum dates have been set for Thursday 15th March at the Pan Pacific Hotel, Singapore; on Tuesday 24th April at the Grand Hyatt, Tokyo and on Thursday 20th September at The Westin Chosun Hotel, Seoul.

The conference highlights expected developments for 2007, including detailed discussions on the various types of products, including:

- Credit Derivatives & Structured Credit
- Equity Derivatives
- Interest Rate Derivatives
- Hedge Fund Products
- Fund-linked Derivatives
- Commodity Derivatives
- Currency Derivatives

For more information on the forums, please go to the Pacific Prospect website.

Download the press release regarding the Forum in Hong Kong below.

PDF Download

press release: Asia fund derivatives

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Rabobank Group: 2006 successful in many respects

7-3-2007 | Press Release

Net profit increased by 13%, which means that once again we achieved our target of 12%.

Net profit up 13% to EUR 2.3 billion

Income up 7% to EUR 10.0 billion

Private sector lending up 17% to EUR 324.1 billion

Savings up 4% to EUR 89.5 billion

Tier I ratio 10.7 which is well above target

Return on equity 9.4% (9.7%)

"Net profit increased by 13%, which means that once again we achieved our target of 12%. At least as important is the fact that customer satisfaction improved further. We acquired a number of prominent companies and participating interests abroad, thus furthering our ambition of becoming a leading global food & agri bank," said Bert Heemskerk, Chairman of the Executive Board. He also announced that his five-year mandate had been extended a year.

Rabobank Group
For Rabobank Group, 2006 was a successful year in many respects. Net profit increased by 13% to EUR 2.3 billion, compared with EUR 2.1 billion in 2005, which means that the bank's target - an increase in net profit of at least 12% - was achieved. Total lending increased due to the great number of mortgages taken out in the Netherlands and the increase in lending abroad. As a result, private sector lending increased by 17% to EUR 324.1 billion in 2006. The 4% increase in savings to EUR 89.5 billion was mainly due to growth in the international Direct Banking activities. Despite pressure on interest margins, income rose by 7% to EUR 10 billion. Organic growth and acquisitions contributed to a 10% increase in operating expenses to EUR 6.9 billion.

Domestic retail banking
Net profit from domestic retail banking, comprising the local Rabobanks and Obvion, which sells mortgages via the broker channel, amounted to EUR 1,091 (1,024) million. 2006 was a two-faced year. On the one hand, fierce competition in the mortgage market put income under pressure. In addition, further laws and regulations requiring an increase in FTEs caused a decline in gross income. The 7% increase in net profit was due to lower value adjustments and taxation. On the other hand, the bank strengthened its market leadership in the Netherlands. The share of the mortgage market increased by 2.5 percentage points to 25.5% (23.0%). Moreover, private-customer satisfaction increased to 7.5 (7.4) in 2006.

Wholesale banking and international retail banking
With a 20% increase in net profit, Rabobank International – the wholesale banking and international retail banking operations - made a handsome contribution to the Group's results. Net profit went up by EUR 114 million to EUR 687 (573) million. At the end of 2006, Rabobank made an offer for Mid-State Bank & Trust. These US retail banks will give Rabobank International further access to the important food & agri market of California. In addition, the international retail activities were strengthened by the acquisition in January 2007 of Bank Haga and Bank Hagakita, in Indonesia. In the first half of 2006, Rabobank International also extended its Direct Banking activities by opening its third Internet bank abroad, in New Zealand.

Asset management and investment
The asset management activities - Robeco Groep, Sarasin, Schretlen & Co and Alex - achieved an increase in net profit of 28%, or EUR 223 (174) million. This significant increase is mainly due to a strong cash flow of EUR 6 billion and the positive investment climate during the year under review. With the interests acquired by Robeco in Analytic Investment Management, of Belgium, and - in the beginning of 2007 - Sustainable Asset Management Group, of Switzerland, Robeco expanded its investment expertise further. By exercising its call option, Rabobank increased its voting share in Sarasin from 16% to 69% at the end of December 2006. Sarasin is a leading Swiss private bank and asset manager.

Leasing
Despite a lower margin, the net profit of De Lage Landen, Rabobank Group's leasing subsidiary, grew by 16% in 2006 to EUR 206 (178) million. Partly as a result of the acquisition of Athlon, which was added to the existing activities from the second half of 2006, the lease portfolio grew by 23%.

Real estate
Favourable market conditions resulted in a strong organic increase in both sales and profit for the real estate organisation. In accordance with the strategy as formulated earlier, the activities were significantly expanded on 1 December 2006 by the acquisition of parts of Bouwfonds. Net profit of Rabo Bouwfonds increased by 33% in 2006 to EUR 104 (78) million, with Bouwfonds contributing EUR 17 million. Rabo Bouwfonds is the market leader in owner-occupied housing projects in the Netherlands.

Risk management
Banking means deliberately taking well-considered risks. Rabobank Group pursues a prudent risk policy which entails a modest risk profile. In 2006, great progress was made in the further implementation of the new Basel II accord, which is to come into force for the Rabobank Group on 1 January 2008. In addition to these external capital requirements, the internal

capital requirement, 'economic capital', will be the principal indicator in terms of risk management and capital allocation.

Corporate social responsibility

Following the preparatory work in 2005, Rabobank achieved a great deal in the area of corporate social responsibility (CSR) in 2006. A lot of attention was given to the integration of CSR in lending. Clear choices were made in prioritising targets and key performance indicators. The focus is on those CSR activities with the biggest positive impact on both society and our services.

Download the full press release below.

2006 Press Release Annual Results

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Rabobank Encourages Customers to Act Sustainably

7-3-2007 | Press Release

Bert Heemskerk, the Chairman of the Rabobank Executive Board, presented the first Rabobank credit card that contributes to improving the climate to Johan van de Gronden, Director of the World Wildlife Fund in the Netherlands, today during the presentation of the annual results. He also announced the introduction of the Rabo climate mortgage in April. This mortgage will compensate sustainable home investments through a discount on the mortgage interest rate. In this way Rabobank will encourage and reward its customers for acting sustainably. In closing, he announced that the bank is establishing a Clean Tech Research Desk. This desk will develop into a leading databank in the field of clean technology that will benefit both the Rabobank Group and its customers.

Bert Heemskerk commented during the presentation of the annual results of the Rabobank Group: 'We have devoted a great deal of energy to developing products and services for both business and private customers. This has resulted in initiatives that will contribute to improving the climate and, in my view, will also be commercially successful. These new products and services include, for example, innovative financing methods for projects such as wind farms, the climate mortgage and the Rabobank credit card that makes a contribution to improving the environment. Customers will enjoy lower costs and the world will be better off with Rabobank!'

Climate Card
The credit card that contributes to improving the climate will be made available to 1.1 million cardholders of Rabobank in the months ahead. The climate card is the first outcome of a three-year partnership between the WWF and Rabobank. Rabobank will invest directly in 'Gold Standard'* climate projects to cover the CO2 emissions that are linked to all credit card purchases.* The amount will be established using a calculation method developed by Rabobank and the WWF based on CO2 data from the Netherlands Environmental Assessment Agency. 'Gold Standard' is a standard for sustainable energy projects (solar, wind, water and biomass) that are primarily carried in developing countries. These projects contribute to reducing CO2 emissions in these countries because they ensure that the energy generated for the local communities is produced using clean technologies. An example of this is a biogas project in Honduras. The standard has been developed by leading organisations including the WWF in order to guarantee the quality of the projects.

Climate Mortgage
More and more emphasis is being placed on sustainable new construction. Legislators are increasingly stimulating or requiring the adoption of sustainable measures. As a result property developers and consumers are increasingly faced with higher total building costs if they wish to invest in a sustainable manner. Extending a mortgage loan that includes an interest discount on sustainable (additional) investments enables the client to lend more at the same interest charges (in comparison to mortgages without a discount) in order to make these sustainable additional investments.

Climate Market
Climate development is currently a hot topic. The Rabobank Group is convinced that the climate market provides both companies and individuals with a flexible and cost-efficient opportunity to participate in reducing CO2 emissions. The establishment of the Clean Tech Research Desk was preceded by Robeco's launch of its second Clean Tech Fund in late 2006 and Robeco's acquisition of a majority interest in the Swiss organisation SAM, which is the leading institute in the

field of sustainable asset management in Europe.
Rabobank has furthermore designed innovative forms of financing for activities such as a large wind farm off the coast of IJmuiden. The innovative character of this financing is demonstrated by the banks' willingness to finance on a non-recourse basis during the construction phase, which is the highest risk phase of the project. This means that the banks take on co-responsibility for the risk of, for example, cost overruns and delays. With previous wind farms these risks were placed entirely with the investors. The amount lent credited by the Rabobank Group in Clean Tech financing and investments is around Eur. 5 billion. Through this participation, Rabobank becomes the World's most prominent bank in this sector.

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Joop Wijn to Join Rabobank Effective 1 June

5-3-2007 | Press Release

Former Dutch Minister of Economic Affairs, Joop Wijn, is to take up a position with Rabobank effective 1 June 2007. He will be appointed to the post of Director at Rabobank Nederland. In this role, Wijn will report directly to the Executive Board. Wijn will begin by completing an extensive orientation programme in the Netherlands and abroad. The precise elaboration of his portfolio of responsibilities will be determined at a later time.

Bert Heemskerk, Chairman of the Executive Board, is delighted that Joop Wijn is to join the Rabobank organisation. 'It became apparent during our recent meetings that Joop Wijn and Rabobank constitute an extremely good match. He brings both banking experience and extensive financial, fiscal and economic expertise. These skills and abilities will be beneficial for Rabobank. He also attaches importance to being actively involved in society and the local community. These are fundamental qualities that also apply to Rabobank.'

Joop Wijn expects to feel right at home at Rabobank: 'I am particularly attracted to the bank's structure that is characterised by its social commitment and involvement and its culture of customer-focus.'

Joop Wijn is 37 years old and has been employed for the past four years at ABN AMRO, most recently in the position of venture capital investment manager. He served as a member of the Dutch parliament as a member of the CDA party. He is also a former Dutch State Secretary of Economic Affairs and Finance and former Dutch Minister of Economic Affairs.

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Rabobank in business

Hagabank reaches out to help the poor

5-3-2007 | Article

Following the severe effects of the recent flooding in west Jakarta, the Teluk Gong branch of Hagabank (acquired by Rabobank in January) organised a free medical check up for local residents.



The branch is located in one of the worst affected areas of west Jakarta, close to the river. The inhabitants of the region have no, or very limited access to medical services and since the flooding, the number of people affected by disease, infections and other health issues has risen.

As part of the Hagabank CSR program, the branch organised an extensive medical check-up for all residents last Saturday, for which more than 170 people registered. Many volunteers from other Hagabank branches helped and 3 doctors and nurses were on site to provide basic check ups, medicine and food.

Ibu Erny Utuma, one of Hagabank's directors, welcomed everybody and confirmed that Hagabank is strongly rooted in the local communities it operates in and that this type of CSR activity is 'part and parcel' of Hagabank's business.

Danny Hartono, President Director of Hagabank, commented that it had been a very succesful event. Many people were helped to overcome their health problems after the floodings.

Given their long track record of success in serving the SME sector, Rabobank acquired 95 per cent of the shares of the holding companies for Hagabank and Bank Hagakita in January this year and plan to make substantial investments in the two banks in support of new products and services.

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Rabobank invests 25 million euro in cleantech fund

27-3-2007 | Article

Rabobank has agreed to commit 25 euro million to the cleantech venture capital fund of Emerald Technology Ventures. .

This transaction is part of Rabobank Group's strategy to increase its activities in cleantech. In addition to the fund investment of Rabobank, Rabo Private Equity intends to work together with Emerald Technology Ventures on individual transactions.

Sipko Schat, executive board member of Rabobank Group: "The transaction with Emerald is another important step for Rabobank Group in the execution of its strategy to become an active contributor to the development of the cleantech segment. This step also fits perfectly with our venture capital ambitions in this area."

Other recent strategic initiatives by Rabobank Group in the segment included the launch of the second Clean Tech Fund by Robeco at the end of 2006 and the acquisition of a majority stake in SAM, the leading sustainable asset management company in Europe and the establishing of the Clean Tech Research Desk. This desk will develop into a leading databank in the field of clean technology.

Emerald Technology Ventures is a global leader in cleantech venture capital and invests in early and expansion stage companies, primarily located in North America and Europe.

Founded under the name SAM Private Equity, Emerald is a pioneer in this rapidly emerging sector and is focused on innovative technologies in energy, materials and water. From offices in Zurich, Switzerland and Montreal, Canada, Emerald manages three venture capital funds and two venture capital portfolio mandates totalling over US$300 million. Emerald is looking for energetic and passionate entrepreneurs with the vision to build world-class clean technology companies.

For more information:
Roelina Bolding, press officer Rabobank Group, r.bolding@rabobank.nl
Tel: +31 216 4304

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Rabobank in business

Rabodirect selected as Ireland's best provider of financial service online

27-3-2007 | Article

RaboDirect selected as Ireland's best provider of financial service online at the 14th MoneyMate & Investor Magazine Awards in Dublin on Friday March 23rd.

RaboDirect.ie
The straight talking online bank
The criteria on which this award was judged were Innovation, Security, Customer Satisfaction and Ease of Use.

Ireland's first internet-only bank was also shortlisted in the categories of "Best Customer Service" and "Best Financial Services Communications Team".

We lead the way in online innovation and security

Greg McAweeney, General Manager of RaboDirect, accepted the award at a gala lunch attended by 500 people from Irish financial institutions. Commenting on this latest award for RaboDirect, McAweeney commented, "this award is very gratifying because it helps to reinforce RaboDirect's credentials in financial services in Ireland. We lead the way in online innovation and security and will continue to do so with further planned enhancements to our public and secure websites later this year. The web is our only distribution channel which is why we place great emphasis on providing excellent customer service which has been recognised as one of the key criteria in winning this award".

It goes without saying that awards like this would not be possible without the support of the International Direct Banking teams that collaborate with the local banks. This award recognises there efforts that often go unseen. McAweeney went on to say, "the Direct Bank concept could not work without great teamwork between the local banks and the Shared Services and Support teams in Utrecht and Antwerp. Our teams are focused, entrepreneurial and tremendously hard working which helps to keep us one step ahead of the competition".

RaboDirect launched in Ireland in May 2005 as Ireland's first internet-only bank offering a high interest savings account and execution-only investment funds. In January 2007 RaboDirect passed the €1 billion savings milestone. The online bank now has almost 30,000 customers, €50 million in investment funds and recently launched Ireland's first personal retail revolving line of credit product.

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1631A
TRANCHE NO: 2

TRY 75,000,000 16.50 per cent. Notes 2007 due 17 August 2009 (the "Notes")(to be consolidated and form a single series with the TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 issued on 17 August 2006.

Issue Price: 99.255 per cent.

(plus 200 days' accrued interest from

and including 17 August 2006 to but excluding 5 March 2007)

Rabobank International **TD Securities**

The date of these Final Terms is 1 March 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1631A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 150,000,000
	(ii)	Tranche:	TRY 75,000,000 (to be consolidated and form a single series with the TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 issued on 17 August 2006).
5	Issue Price:		99.255 per cent. of the Aggregate Nominal Amount plus 200 days' accrued interest from and including 17 August 2006 to but excluding 5 March 2007.
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	5 March 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 August 2006
8	Maturity Date:		17 August 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	16.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not applicable
13	Put/Call Options:	Not applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	16.50 per cent. per annum payable annually in arrears
	(ii) Interest Payment Date(s):	17 August in each year commencing on 17 August 2007 and ending on the Maturity Date subject to adjustment in accordance with Condition 10(h)(A) (unadjusted)
	(iii) Fixed Coupon Amounts(s):	TRY 165 per TRY 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Istanbul, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL, United Kingdom The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB, United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.00 per cent. selling concession 0.625 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under

the Programme, the following paragraphs shall be inserted in the Offering Circular under "Plan of Distribution":

US

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D and Regulation S, Cat. 2 are applicable as more fully specifically described in the Offering Circular.

Turkey

The Instruments described herein have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Dealer has represented and agreed that neither the Prospectus nor any other offering material relating to the issue of the Instruments described herein will be utilized in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Instruments described herein (or beneficial interests therein) without the prior approval of the CMB. In addition, the Dealer has represented and agreed that it has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.551852 producing a sum of (for Notes not denominated in Euro):	EUR 41,388,9000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 **Listing**

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 5 March 2007. The Notes are to be consolidated and form a single series with the Issuer's TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 issued on 17 august 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 **Ratings**

Rating:	The Notes to be issued under the Programme have been rated:	
	S&P:	AAA
	Moody's:	Aaa
	Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 **Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland,

Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, *the Komisja Papierów Wartosciowych I Gield* in Poland and the Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 79,965,821.92
(iii)	Estimated total expenses:	TRY 1,256,250 (comprising TRY 37,500 Lead Managers' expenses and TRY 1,218,750 selling concession and combined management and underwriting commission)

6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	16.727 per cent. per annum calculated as Act/Act annual on the Issue Date The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment ***(Dual Currency Notes only)***

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational information

(i)	(a) Temporary ISIN Code:	XS0288997850
	(b) ISIN Code:	XS0263850918
(ii)	(a) Temporary Common Code:	028899785

	(b) Common Code:	026385091
(iii)	Fondscode:	Not Applicable
(iv)	(a) Temporary German WKN-code:	A0LNR8
	(b) German WKN-code:	A0GWS0
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable
12	**General**	
(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1534A
TRANCHE NO: 3

AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 (the "Notes") (to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006 and the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006)

Issue Price: 98.825 per cent.
(plus 39 days' accrued interest from
and including 27 January 2007 to but excluding 7 March 2007)

TD Securities **Rabobank International**

UBS Investment Bank

The date of these Final Terms is 2 March 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the offering circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005 and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 11 July 2005 and 31 May 2006 and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars and the supplemental Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contains all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1534A
	(ii)	Tranche Number:	3
			(to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006 and the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006)
3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 400,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		98.825 per cent. of the Aggregate Nominal Amount plus 39 days' accrued interest from and including 27 January 2007 to but excluding 7 March 2007

6	Specified Denominations:		AUD 1,000
7	(i)	Issue Date:	7 March 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 January 2007
8	Maturity Date:		27 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 January in each year commencing on 27 January 2008 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	AUD 55 per AUD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Note of AUD 1,000 specified denomination.
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition *10(f)*):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager' Commission:	1.1875 per cent. selling concession

		0.1875 per cent. combined management and underwriting commission
37	**If non-syndicated, name and address of Dealer:**	Not Applicable
38	**Applicable TEFRA exemption:**	D Rules
39	**Additional selling restrictions:**	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraphs shall be inserted in the Offering Circular under "Plan of Distribution":

<u>Italy</u>

Each of the Managers has represented that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute copies of the Base Prospectus or any other document relating to the Notes in the Republic of Italy except to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998 ("Regulation No. 11522"), as amended, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), or in any other circumstances where an express exemption from compliance with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14 May 1999, as amended, applies, provided however, that any such offer, sale or delivery of Notes or distribution of copies of the Base Prospectus or any other document relating to the Notes in the Republic of Italy must be:

(i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 ("Decree No. 385"), Decree No. 58, Regulation No. 11522 and any other applicable laws and regulations;

(ii) in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue or placement of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia, on the amount of the issue and

the characteristics of the securities, applies;

(iii) in compliance with the banking transparency requirements set forth in Decree No. 385 and the implementing regulations and decrees; and

(iv) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on solicitation of investments applies, the subsequent distribution of the Notes on the secondary market in Italy must be made in compliance with the provisions set out in the Offering Circular and the Final Terms and the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in a violation of public offering rules and/or the sale of such Notes being declared null and void and in the liability of the intermediary transferring the financial instruments for any damages suffered by the investors.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.603239 producing a sum of (for Notes not denominated in Euro):	Euro 60,323,900
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 7 March 2007 The Notes are to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes due 27 January 2010 issued on 27 January 2006 and the AUD 100,000,000 5.50 per cent. Notes due 27 January 2010 issued on 30 March 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission

de surveillance du secteur financier in Luxembourg, Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, Komisja Papierów Wartosciowych I Gield in Poland, and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 98,002,671.23 (including 39 days' accrued interest and less Lead Managers expenses)
(iii)	Estimated total expenses:	AUD 1,410,000 (comprising of AUD 35,000 Managers' expenses and AUD 1,375,000 selling concession and combined management and underwriting commission)

6	**Yield** *(Fixed Rate Notes Only)*	5.948 per cent. per annum
	Indication of yield:	This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment ***(Dual Currency Notes only)***

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11	**Operational information**	
(i)	(a) Temporary ISIN Code:	XS0289125956
	(b) ISIN Code:	XS0241188514
(ii)	(a) Temporary Common Code:	028912595
	(b) Common Code:	024118851
(iii)	Fondscode:	Not Applicable
(iv)	(a) Temporary WKN (German security code):	A0LNVJ
	(b) WKN (German security code):	A0GL5U
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable
(x)	Private Placement number:	Not Applicable
(xi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
12	**General**	
(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Not Applicable
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable

(viii)	**Manner and date in which results of the offer are to be made public:**	**Not Applicable**
(ix)	**Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:**	**Not Applicable**

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO.: 1549A

TRANCHE NO.: 4

USD 250,000,000 5.00 per cent. Fixed Rate Notes 2007 due 15 February 2011

(to be consolidated and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 16 May 2006 and the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 20 July 2006)

Issue Price: 99.922 per cent. (plus 20 days' accrued interest from and including 15 February 2007 to but excluding 5 March 2007)

Daiwa Securities SMBC Europe	**Merrill Lynch International**	**Rabobank International**

The date of these Final Terms is 2 March 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the **"2006 Offering Circular"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**) and must be read in conjunction with the 2006 Offering Circular, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the Offering Circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000 (together, the **"2005 Offering Circular"**). Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2006 Offering Circular and the 2005 Offering Circular. The 2006 Offering Circular and the 2005 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1549A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 1,250,000,000
	(ii)	Tranche:	USD 250,000,000 (to be consolidated and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 16 May 2006 and the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 20 July 2006, on exchange of the temporary Global Note for

		the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
5	Issue Price:	99.922 per cent. of the Aggregate Nominal Amount plus 20 days' accrued interest from and including 15 February 2007 to but excluding 5 March 2007
6	Specified Denominations:	USD 1,000, USD 10,000 and USD 100,000
7	(i) Issue Date:	5 March 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	15 February 2007
8	Maturity Date:	15 February 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	15 February in each year commencing on 15 February 2007 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	USD 50 per USD 1,000 in nominal amount, USD 500 per USD 10,000 in nominal amount and USD 5,000 per USD 100,000 in nominal amount

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 1,000 per Note of USD 1,000 specified denomination, USD 10,000 per Note of USD 10,000 specified denomination and USD 100,000 per Note of USD 100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	*As set out in the Conditions*
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	*Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):*	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant	

	to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 16 May 2006 and the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 20 July 2006, and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, New York, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as the Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **Merrill Lynch International** Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	A combined management and underwriting commission of 0.125 per cent. of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.760204, producing a sum of (for Notes not denominated in Euro):	Euro 190,051,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 5 March 2007 The Notes are to be consolidated and form a single series with the Issuer's USD 500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 15 February 2006, the Issuer's USD 300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 16 May 2006 and the Issuer's USD 200,000,000 5.00 per cent. Fixed Rate Notes 2006 due 15 February 2011 issued on 20 July 2006, which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii) Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa Fitch Ratings Ltd.: AA+ As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the *obligation* is *extremely* strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote *expectations of low credit risk.* It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph*

Kefalaiagoras in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular
(ii)	Estimated net proceeds	USD 249,492,500 plus USD 694,444.44 accrued interest
(iii)	Estimated total expenses:	USD 312,500 (comprising a combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	5.02 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	(a) Temporary ISIN Code:	XS0289922626
	(b) ISIN Code:	XS0244223219
(ii)	(a) Temporary Common Code:	028992262
	(b) Common Code	024422321
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro *100,000,000,000*
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1711A
TRANCHE NO: 1

JPY 1,000,000,000 Callable Fixed to Floating Rate Interest Notes 2007
due 27th March, 2017

Issue Price: 100.00 per cent.

Daiwa Securities SMBC Europe

The date of these Final Terms is 23rd March, 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006, as supplemented by (i) a Supplemental Offering Circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated October 30, 2006 and (ii) a Supplemental Offering Circular dated February 9, 2007 (together the 'Offering Circular') which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	1711A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:	
	(i) Series:	JPY 1,000,000,000
	(ii) Tranche:	JPY 1,000,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	JPY 100,000,000
7.	(i) Issue Date:	27th March, 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	27th March, 2017

9.	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10.	Interest Basis:	Fixed Rate changing to Floating Rate Interest (further particulars specified below)
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/Payment Basis:	Fixed Rate Interest for the period from, and including, the Issue Date to, but excluding, 27th March 2008 (the "Fixed Rate Period"). Thereafter Floating Rate Interest for the period from, and including, 27th March 2008 to, but excluding, the Maturity Date (the "Floating Rate Period").
13.	Put/Call Options:	Issuer Call (further particulars specified below)
14.	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions:**	Applicable
	(i) Rate of Interest:	3.60 per cent. per annum payable in arrear
	(ii) Interest Payment Dates:	27th March, 2008, adjusted in accordance with Condition 10(h)(B)
	(iii) Fixed Coupon Amounts:	JPY 3,600,000 per JPY 100,000,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)

	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Provisions:**	Applicable
	(i) Interest Period(s):	The period from, and including, 27th March 2008 to, but excluding, the first Specified Interest Payment Date and each successive period from, and including a Specified Interest Payment Date to, but excluding, the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	27th March in each year from and including 27th March 2009 to and including the Maturity Date, adjusted in accordance with Condition 10(h)(B)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	London, Sydney and Tokyo
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	For each Interest Period, the Amount of *Interest shall be calculated in accordance* with the following formula: (AUD 157,043.88 × FXN) – JPY *10,000,000*
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Credit Suisse International Any FXN determination made by the Calculation Agent will be consistent with the related swap determination for the swap entered into in relation to this issue.
	(viii) Screen Rate Determination (Condition 1(a)):	Applicable
	- Reference Rate:	"FXN", meaning the JPY/AUD foreign exchange mid-market spot rate expressed

	as a number of JPY per AUD 1.00
- Interest Determination Date:	10 (ten) London, Sydney and Tokyo Business Days prior to the relevant Specified Interest Payment Date (each such date an "FX Determination Date").
- Relevant Screen Page:	Reuters Screen "JPNU" page (or such other page as may replace such page on that service) as of 10:00 a.m. (Tokyo time)
(ix) ISDA Determination (Condition 1(a)):	Not Applicable
(x) Margin(s):	Not Applicable
(xi) Minimum Rate of Interest:	Zero per cent. per annum
(xii) Maximum Rate of Interest:	Not Applicable
(xiii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the JPY/AUD foreign exchange mid-market spot rate does not appear on "JPNU" (or such other page as may replace such page on that service) on any Interest Determination Date, FXN will be determined by the Calculation Agent as follows: The Calculation Agent will request five leading reference banks (selected by the Calculation Agent at its sole discretion) in the Tokyo interbank market for their mid market quotations of the JPY/AUD spot exchange rate at approximately 10:00 a.m. Tokyo time on such Interest Determination Date. The highest and the lowest of such quotations will be disregarded and the arithmetic mean of the remaining three quotations will be FXN. Provided that, if only four quotations are so provided, then FXN shall be the arithmetic mean of such quotations without regard to the highest and lowest values quoted. If fewer than four quotations but at least two quotations can be obtained then FXN shall be the arithmetic mean of the

quotations actually obtained by the Calculation Agent.

If only one quotation is available, in that event, the Calculation Agent may determine that such quotation shall be FXN, and if no such quotation is available or if the Calculation Agent determines in its sole discretion that no suitable reference bank who is prepared to quote is available, the Calculation Agent will determine FXN in its sole discretion.

The Floating Rate Interest Amount per Specified Denomination will be payable in JPY and rounded to the nearest whole JPY, with one half of one JPY being rounded up.

"AUD" means Australian Dollars.

18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Equity Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date and Specified Interest Payment Date from and including 27 March 2008 to but excluding the Maturity Date
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable

	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not more than 10 (ten) and not less than 5 (five) London, Sydney and Tokyo Business Days prior to the relevant Optional Redemption Date
23.	**Put Option:**	Not Applicable
24.	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
25.	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26.	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes in respect of Fixed Rate Period No in respect of Floating Rate Period
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	No in respect of Fixed Rate Period Yes in respect of Floating Rate Period
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	**Form of Notes:**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29.	Financial Centres (Condition 10(h)) or other special provisions relating to payment dates:	London, Sydney and Tokyo, subject to Condition 10(h)(B)
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Manager's Commission:	Not Applicable
37.	If non-syndicated, name and address of Dealer:	Daiwa Securities SMBC Europe Limited 5 King William Street London EC4N 7AX United Kingdom
38.	Applicable TEFRA exemption:	D Rules
39.	Additional selling restrictions:	Not Applicable
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0,006578, producing a sum of (for Notes not denominated in Euro):	Euro 6,578,000
43.	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised signatory

PART B – OTHER INFORMATION

1. Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2. Ratings

Rating: The Notes have been rated:

S&P : AAA

Moody's : Aaa

Fitch Rating Ltd: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. Operational Information

(i)	ISIN Code:	XS0291215324
(ii)	Common Code:	029121532
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Credit Suisse International One Cabot Square London E14 4QJ UK

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1709A
TRANCHE NO: 1
HUF 10,000,000,000 7.00 per cent. Fixed Rate Notes 2007 due 12 March 2009

Issue Price: *99.950 per cent.*

ABN AMRO | **Rabobank International**

Deutsche Bank | **KBC International Group**

UBS Investment Bank

The date of these Final Terms is 8 March 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular dated 30 October 2006 relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 and (ii) a supplemental offering circular dated 9 February 2007 relating to the increase of the programme limit to Euro 100,000,000,000 (including a replacement of the European Economic Area selling restriction) (together, the "**Offering Circular**") which together constitute a base prospectus for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1709A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Hungarian Forint ("HUF")
4	Aggregate Nominal Amount:		
	(i)	Series:	HUF 10,000,000,000
	(ii)	Tranche:	HUF 10,000,000,000
5	Issue Price:		99.950 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		HUF 1,000,000
7	(i)	Issue Date:	12 March 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		12 March 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		7.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	7.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	12 March in each year commencing on 12 March 2008 and ending on the Maturity Date, subject to Condition 10(h)(A)
	(iii) Fixed Coupon Amounts:	HUF 70,000 per HUF 1,000,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked	HUF 1,000,000 per Note of HUF 1,000,000 Specified Denomination

	Redemption Notes) of Each Note	
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Budapest, London and TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such *Talons mature*):	No
31	Details relating to Partly Paid Notes:	Not Applicable

	amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		
32	*Details relating to Instalment Notes:*		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **KBC Bank NV** Havenlaan 12 GKD/ 8742 1080 Brussels Belgium **UBS Limited** 100 Liverpool Street London EC2M 2RH United Kingdom
	(ii)	Stabilising Manager (if any):	ABN AMRO Bank N.V.

	(iii)	Managers' Commission:	Combined management and underwriting commission of 0.125 per cent. and selling concession of 1.00 per cent., in each case of the Aggregate Nominal Amount
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	**Hungary** The Offering Circular may not be distributed to the public and the Notes may not be publicly or privately offered for sale, purchase or barter in Hungary, other than in compliance with the Act CXX of 2001 on the Capital Markets, as amended.
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.003961, producing a sum of (for Notes not denominated in Euro):	Euro 39,610,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium-Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	Luxembourg
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 12 March 2007.
(iii) Estimate of total expenses related to admission to trading:	Euro 1,030

2 RATING

Rating:	The Notes to be issued under the Programme have been rated: S&P: AAA Moody's: Aaa Fitch Ratings Ltd: AA+ As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg,

Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save for any commission payable to the Managers as set out in item 36(iii) of Part A of these Final Terms, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	HUF 9,882,500,000
(iii)	Estimated total expenses:	HUF 112,500,000 (comprising selling concession and combined management and underwriting commission only)

6 YIELD

Indication of yield:	7.027 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the *yield-to-maturity* takes into account the issue price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the issue price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0289353665
(ii)	Common Code:	028935366
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the	Not Applicable

offer are to be made public:

Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1713A
TRANCHE NO: 1

EUR 300,000,000 Fixed Rate to Variable Option Notes 2007 due 30 March, 2022 (the "Notes")

Issue Price: 100.00 per cent.

Merrill Lynch International

The date of these Final Terms is 28 March, 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental Offering Circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the "Offering Circular") which together constitute a base prospectus for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1713A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000 and integral multiples of EUR 1,000 in excess thereof up to and including EUR 99,000. No Notes in definitive form will be issued with a denomination above EUR 99,000.
7	(i) Issue Date:	30 March, 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	30 March, 2022
9	Domestic Note:	No
10	Interest Basis:	Fixed Rate Interest for the period from, and including, the Issue Date to, but excluding the Maturity Date or the Coupon Exchange Date (as the case may be) (the "Fixed Rate Period"), subject to the Issuer exercising is its option to effect a Coupon Exchange, in which case the Interest Basis will be Floating Rate Interest for the period commencing on the Coupon Exchange Date (as defined below) to, but excluding the Maturity Date (the "Floating Rate Period")

		For the avoidance of doubt, following the Coupon Exchange Date: (a) the provisions of item 16 of these Final Terms shall be deemed not to apply for the purposes of calculating interest for the immediately succeeding Interest Period; and (b) the provisions of item 17 of these Final Terms shall be deemed to apply for the purposes of calculating interest for each Interest Period following the Coupon Exchange Date. *Where:* "Coupon Exchange" means the right of the Issuer to change the Interest Basis from Fixed Rate Interest to Floating Rate Interest as specified in these Final Terms. (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Applicable to the Interest Basis if the Issuer exercises its option to effect a Coupon Exchange in whole (but not in part) on any Interest Payment Date from and including 30 March 2010 up to and including 30 March 2021 (the "Coupon Exchange Date"). The Issuer shall give notice of its intention to effect the Coupon Exchange on a date not less than 5 TARGET Business Days prior to the relevant Interest Payment Date.
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable for the Fixed Rate Period
	(i) Rate of Interest:	4.50 per cent. per annum payable annually in arrear

(ii) Interest Payment Date: 30 March in each year from, and including 30 March, 2008 to, and including the Maturity Date, subject to a Coupon Exchange

(iii) Fixed Coupon Amount: EUR 2,250 per Note of EUR 50,000 Specified Denomination in nominal amount; and

EUR 45.00 per Note of EUR 1,000 in multiple integral amount

(iv) Broken Amount: Not Applicable

(v) Day Count fraction (Condition 1(a)): Actual/Actual (ICMA), unadjusted

(vi) Determination Date(s)(Condition 1(a)): Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: Not Applicable

17 **Floating Rate Provisions** Applicable for the Floating Rate Period

(i) Interest Period(s): The period from, and including, the Coupon Exchange Date to, but excluding, the first Specified Interest Payment Date and each successive period from, and including a Specified Interest Payment Date to, but excluding, the next succeeding Specified Interest Payment Date.

(ii) Specified Interest Payment Date(s): 30 March in each year from, but excluding, the Coupon Exchange Date to and including the Maturity Date, adjusted in accordance with Condition 10(h)(A)

(iii) Business Day Convention: Following Business Day Convention for the purposes of payments only

(iv) Business Centre(s) (Condition 1(a)): London and TARGET

(v) Manner in which the Rate(s) of Interest is/are to be determined: For each Interest Period, the Amount of Interest shall be calculated by applying the Reference Rate to each Specified Denomination, multiplying such sum by the Day Count Fraction and rounding the resultant figure to the nearest cent, half of any cent being rounded upwards

(vi) Interest Period Date(s): Not Applicable

(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent: Merrill Lynch Capital Services, Inc.

(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	'10yEURSwap' meaning the mid-market 10 year EUR swap rate, quoted on an annual 30/360 day basis versus 6 month EURIBOR
-	Interest Determination Date:	2 TARGET Business Days prior to the first day of each Interest Period
-	Relevant Screen Page:	Reuters Page ISDAFIX2 or such other page as may replace such page on that service) as of 11:00 a.m. (Brussels Time)
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA) (unadjusted)
(xiv)	Fall Back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	In the event that on any Interest Determination Date the Reference Rate for any reason cannot reasonably be calculated, the Reference Rate shall be determined by the Calculation Agent as the EUR-EURIBOR-Reference Banks as defined in the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc.). In the event that the Reference Rate for any reason cannot be calculated by reference to the Reference Rate, the Calculation Agent shall determine the reference rate (or a method for determining such rate) taking into consideration all available information that in good faith it deems relevant. The option to elect a Coupon Exchange for the purposes of calculating the Rate of Interest in respect of any Interest Period may only be exercised once during the life of the Notes.

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	100.00 per cent. of the Specified Denomination per Note
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes, for the Fixed Rate Period No, for the Floating Rate Interest Period
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET subject to Condition 10(h)(A)

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amount in excess of EUR 50,000 that are not integral multiples of EUR 50,000. in such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amount to a Specified Denomination.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Managers' Commission:	None
37	If non-syndicated, name and address of Dealer:		Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
38	Additional TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	**Not Applicable**

GENERAL

41	**Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):**	**Not Applicable**
42	**The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of (for Notes not denominated in Euro):**	**Not Applicable**
43	**In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:**	**Not Applicable**

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 30 March 2008.
(iii)	Estimate of total expenses related to admission to trading:	EUR 8,425

2 Ratings

Rating:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

4 Operational information

(i)	ISIN Code:	XS0292328068
(ii)	Common Code:	029232806
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Name (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQUnited Kingdom

5 General

Tradeable Amount:	So long as the Notes are represented by a temporary Global Note or permanent Global Note and the relevant clearing system(s) so permit, the Notes will be tradeable only in the minimum authorised denomination of EUR 50,000 and higher integral multiples of EUR 1,000, notwithstanding that no definitive notes will be issued with a denomination above EUR 99,000
Time Period during which the offer is open	Not Applicable
Description of the allocation process:	Not Applicable
Description of the possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1712A

TRANCHE NO: 1
USD 10,000,000 Callable Floating Rate Corridor Notes 2007 due March 2017

Issue Price 100.00 per cent.

Nomura International

The date of the Final Terms is 12th March, 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated May 31, 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended June 30, 2006 dated October 30, 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated February 9, 2007 (together, the "Offering Circular") which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1712A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 10,000,000
	(ii) Tranche:	USD 10,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	USD 10,000
7	(i) Issue Date:	14th March, 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	The Specified Interest Payment Date falling in or nearest to March, 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate Notes (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period from and including the Issue Date to but excluding the first Specified Interest Payment Date and each successive period from and including a Specified Interest Payment

Date to but excluding the next following Specified Interest Payment Date

(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 14th March, 14th June, 14th September and 14th December in each year, from and including 14th June, 2007 to and including the Maturity Date
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	London and New York
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Interest Amount per Specified Denomination ("I") for each Interest Period shall be calculated by the Calculation Agent in accordance with the formula below.

I = Specified Denomination x (Floating Rate Option + Margin) x b/B x Day Count Fraction

Where:

"Floating Rate Option" means the rate as set out in item 17(ix) below

"Margin" means the rate as set out in item 17(x) below

"b" means the number of calendar days in the relevant Interest Period as determined by the Calculation Agent, on which the Reference Spread as observed on such calendar day fixes on or above -0.05 per cent. for that Interest Period. For these purposes, if a calendar day within the relevant Interest Period but prior to the Rate Cut Off Date is not a U.S. Government Securities Business Day, then the Reference Spread for such calendar day will be deemed to be the Reference Spread for the U.S. Government Securities Business Day immediately preceding such calendar day. The Reference Spread in respect of a calendar day within the relevant Interest Period that falls after the relevant Rate Cut Off Date through to the end of such Interest Period shall be the Reference Spread on the relevant Rate Cut Off Date for that Interest Period

"B" means the total number of calendar days in the same Interest Period as that for the purpose of "b" above, except that if the Notes

are to be redeemed other than on a Specified Interest Payment Date in any Interest Period, B means, in relation to that Interest Period, the total number of calendar days from and including the Specified Interest Payment Date immediately preceding the due date for redemption to but excluding the due date for redemption.

"U.S. Government Securities Business Day" means every day except a Saturday, Sunday or a day on which the Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purpose of trading in the U.S. Government Securities.

"Rate Cut Off Date" means the day which is the fifth (5) U.S. Government Securities Business Day prior to the Specified Interest Payment Date for the relevant Interest Period

"Reference Spread" means 10yr CMS – 2yr CMS

"10yr CMS" means "USD-ISDA-Swap Rate" (as defined in the Annex to the 2000 ISDA Definitions (June 2000 Version)) with a Designated Maturity of 10 years and with the modifications that "Reset Date" will be replaced with "U.S. Government Securities Business Day" and "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" shall be replaced with "on that day". If Reuters Screen ISDAFIX1 Page is cancelled or unavailable the fall back provisions as set out under the definition of "USD-ISDA-Swap Rate" (as defined in the Annex to the 2000 ISDA Definitions (June 2000 Version)) shall apply with a Designated Maturity of 10 years and with the modifications that "Reset Date" will be replaced with "U.S. Government Securities Business Day" and "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" shall be replaced with "on that day" and that the expression "Calculation Agent" shall mean "Nomura

International plc"

"**2yr CMS**" means "USD-ISDA-Swap Rate" (as defined in the Annex to the 2000 ISDA Definitions (June 2000 Version)) with a Designated Maturity of 2 years and with the modifications that "Reset Date" will be replaced with "U.S. Government Securities Business Day" and "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" shall be replaced with "on that day". If Reuters Screen ISDAFIX1 Page is cancelled or unavailable the fall back provisions as set out under the definition of "USD-ISDA-Swap Rate" (as defined in the Annex to the 2000 ISDA Definitions (June 2000 Version)) shall apply with a Designated Maturity of 2 years and with the modifications that "Reset Date" will be replaced with "U.S. Government Securities Business Day" and "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" shall be replaced with "on that day" and that the expression "Calculation Agent" shall mean "Nomura International plc"

"**Calculation Agent**" means Nomura International plc

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Nomura International plc
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The first day of the relevant Interest Period
	- ISDA Definitions: (if different from those set out in the	Not Applicable

	Conditions)	
	(x) Margin(s):	+ 1.60 per cent. per annum
	(xi) Minimum Rate of Interest:	Zero per cent. per annum
	(xii) Maximum Rate of Interest:	Not Applicable
	(xiii) Day Count Fraction (Condition 1(a)):	Actual/360 (unadjusted)
	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The resultant figure of the formula mentioned in item 17(v) above shall be rounded to the nearest whole USD cent, with USD 0.005 being rounded upwards and, if a negative number shall be deemed to be zero.
18	**Zero Coupon Note Provisions**	
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Dates:	The Specified Interest Payment Dates falling in March, June, September and December in each year from and including the Specified Interest Payment Date falling in March, 2008 to and including the Specified Interest Payment Date falling in December, 2016
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	USD 10,000 per Note of USD 10,000 specified denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period:	The Issuer shall give notice of such intention to redeem the Notes, in whole but not in part, not less than five (5) London and New York Business Days' prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD10,000 per Note of USD10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as per Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York, subject to Condition 10(h)A
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be

required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by the Offering Circular as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (a) to (d) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

		For the purposes of this provision, the expression an **offer of Notes to the public** in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression **Prospectus Directive** means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.761658, producing a sum of (for Notes not denominated in Euro):	Euro 7,616,580
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not applicable

2 Ratings

Rating: The Notes to be issued have been rated:

Standard & Poor's: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch Ratings Ltd an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitròph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in

		Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, the Komisja Papierów Wartosciowych I Gield in Poland and the Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive. Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.
4	**Interests of natural and legal persons involved in the issue**	Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
5	**Reasons for the offer, estimated net proceeds and total expenses**	
	(i) Reasons for the offer:	Banking business
	(ii) Estimated net proceeds	USD 10,000,000
	(iii) Estimated total expenses:	None
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	Not Applicable
7	**Historic interest rates (Floating Rate Notes only)**	Not Applicable
8	**Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*	Not Applicable
9	**Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*	Not Applicable
10	**Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*	Not Applicable
11	**Operational information**	

ISIN Code:	XS0291552833
Common Code:	29155283
Fondscode:	Not Applicable
German WKN-code:	Not Applicable
Private Placement number	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i) The Depository Trust Company	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional or other Paying/Delivery Agents (if any):	Not Applicable
Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Nomura International plc Nomura House 1 St. Martin's-le-Grand London EC1A 4NP

12 General

Tradable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the applicable process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable

Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(*Singapore Company Registration* Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1710A
TRANCHE NO: 1

JPY 1,000,000,000 Callable Fixed Rate to Floating Rate Interest Notes 2007 due 19 March 2017

Issue Price: 100.00 per cent.

CITIGROUP

The date of these Final Terms is 15 March 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the "Offering Circular"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1710A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 1,000,000,000
	(ii)	Tranche:	JPY 1,000,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount.
6	Specified Denominations:		JPY 100,000,000. The Notes may not be subdivided or reissued in a smaller denomination.
7	(i)	Issue Date:	19 March 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 March 2017

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing to Floating Rate Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate for the period from, and including, the Issue Date to, but excluding, 19 March 2008 (the "Fixed Rate Period"). Thereafter, Floating Rate Interest for the period from, and including, 19 March 2008, to, but excluding, the Maturity Date (the "Floating Rate Period").
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 March 2008, adjusted in accordance with Condition 10(h)(B)
	(iii)	Fixed Coupon Amount:	JPY 4,000,000 per JPY 100,000,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Applicable

(i)	Interest Period(s):	The period from, and including, 19 March 2008 *to*, but excluding, the first Specified Interest Payment Date and each successive period from, and including a Specified Interest Payment Date to, but excluding, the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	19 March in each year from and including 19 March 2009 to and including the Maturity Date
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	London, Sydney and Tokyo
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	For each Interest Period, the Rate of Interest (each such amount an "FX-Linked Interest Amount") will be calculated in accordance with the following: AUD 14.00% × (FX_N/92.30) – JPY 10.00% For the avoidance of doubt, for purposes of determination of the FX-Linked Interest Amount per Specified Denomination, the above formula is: AUD 151,679.31 × FX_N – JPY 10,000,000
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Citibank N.A., London Any FX_N determination made by the Calculation Agent will be consistent with the related swap determination for the swap entered into in relation to this issue.
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	- Reference Rate:	"FX_N", meaning the AUD/JPY foreign exchange mid-market spot rate expressed as a number of JPY per AUD determined by the Calculation Agent as the arithmetic mean of the bid and offer rate
	- Interest Determination Date:	7 (seven) Tokyo and London Business Days prior to the relevant Specified Interest Payment Date (each such date an "FX Determination Date").
	- Relevant Screen Page:	Reuters Screen "JPNU" page (or such other page as may replace such page on that service) as of 11:00 a.m. (Tokyo time)

	(ix) ISDA Determination (Condition 1(a)):	Not Applicable
	(x) Margin(s):	Not Applicable
	(xi) Minimum Rate of Interest:	Zero per cent. per annum
	(xii) Maximum Rate of Interest:	Not Applicable
	(xiii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the AUD/JPY foreign exchange mid-market spot rate does not appear on "JPNU" (or such other page as may replace such page on that service) on any FX Determination Date, FX_N will be determined by the Calculation Agent as follows: The Calculation Agent will request five leading reference banks (selected by the Calculation Agent at its sole discretion) in the Tokyo interbank market for their mid market quotations of the AUD/JPY spot exchange rate at approximately 11:00 a.m. Tokyo time on such date. The highest and the lowest of such quotations will be disregarded and the arithmetic mean of the remaining three quotations will be FX_N. Provided that, if only four quotations are so provided, then FX_N shall be the arithmetic mean of such quotations without regard to the highest and lowest values quoted. If fewer than four quotations but at least two quotations can be obtained then FX_N shall be the arithmetic mean of the quotations actually obtained by the Calculation Agent. If only one quotation is available, in that event, the Calculation Agent may determine that such quotation shall be FX_N, and if no such quotation is available or if the Calculation Agent determines in its sole discretion that no suitable reference bank who is prepared to quote is available, the Calculation Agent will determine FX_N in its sole discretion. The FX-Linked Interest Amount per Specified Denomination will be payable in JPY and rounded to the nearest whole JPY, with one half of one JPY being rounded up
18	**Zero Coupon Note Provisions**	Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date and Specified Interest Payment Date from and including 19 March 2008 to and including 19 March 2016
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 (five) London, Sydney and Tokyo Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes, for the Fixed Rate Period No, for the Floating Rate Period
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Sydney and Tokyo, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by

a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.006471, producing a sum of (for Notes not denominated in Euro):	Euro 6,471,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Not Applicable
	(ii)	Admission to Trading:	No application for admission to trading has been made
	(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
2	**Ratings**		
	Rating:		Not Applicable
3	**Yield (*Fixed Rate Notes Only*)**		Not Applicable
	Indication of yield:		
4	**Operational information**		
(i)	ISIN Code:		XS0290706448
(ii)	Common Code:		029070644
(iii)	Fondscode:		Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
	(i)	The Depository Trust Company	Not Applicable
(v)	Delivery:		Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):		Not Applicable

Execution Version

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 1714A

TRANCHE NO: 1

CAD250,000,000 4.40 per cent. Fixed Rate Notes due 28 March 2017

Issue Price: 99.848 per cent.

SCOTIA CAPITAL **TD SECURITIES**

The date of these Final Terms is 26 March 2007

106285 v3

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated May 31, 2006 as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended June 30, 2006 dated October 30, 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated February 9, 2007 (together, the "Offering Circular") which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1714A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Canadian dollars ('CAD')
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD250,000,000
	(ii)	Tranche:	CAD250,000,000
5	Issue Price:		99.848 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CAD 1,000
7	(i)	Issue Date:	28 March 2007
	(ii)	Interest Commencement (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 March 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.40 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.40 per cent. per annum payable semi-annually in arrear.
	(ii) Interest Payment Date(s):	28 March and 28 September in each year up to and including the Maturity Date, commencing on 28 September 2007, adjusted in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount:	CAD22.00 per CAD1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, such interest shall be calculated on the basis of the actual number of days in the period and a year of 365 days ("Actual Canadian Compound Method")
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index**	CAD1,000 per Note of CAD1,000 Specified Denomination

	Linked Redemption Notes) of Each Note	
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Registered Notes Unrestricted Global Certificate exchangeable for Definitive Notes in the limited circumstances specified in the Global Certificate See additional information regarding the Notes set out in Annex 1 to these Final Terms
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Toronto, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and	No

	dates on which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Scotia Capital Inc. Scotia House 33 Finsbury Square London EC2A 1BB United Kingdom The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.30 per cent. combined management and underwriting commission and selling concession of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	See Annex 2 to these Final Terms for additional selling restrictions which apply in respect of the Notes
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be Not	Not Applicable

	Applicable taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.647577, producing a sum of (for Notes not denominated in Euro):	Euro 161,894,250
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B — OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 28 March 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,350

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional de Mercado del Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, *Financial Market Authority (FMA)* in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State,

which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD248,870,000
(iii)	Estimated total expenses:	CAD750,000 (comprising the selling concession and combined management and underwriting commission only)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	4.419 per cent. semi-annual The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	CA749770AK99
(ii)	Common Code:	029325154
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	CDS Clearing and Depository Services Inc. CUSIP: 749770AK9 See additional information regarding clearing and settlement set out in Annex 3 to this Final Terms
(vii)	Delivery:	Delivery free of payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	The Canada Trust Company 79 Wellington Street West 8th Floor TD Waterhouse Tower Toronto-Dominion Centre P.O. Box 1 Toronto, Ontario Canada M5K 1A2
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are Not Applicable to be made	Not Applicable

public:

Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	**Not Applicable**

ANNEX 1

Additional Information Regarding the Notes

Form, Denomination and Title

The Notes will be issued in the form of a fully registered global notes registered in the name of CDS & CO., as nominee of CDS Clearing and Depository Services Inc. ("**CDS**") and held by CDS (the "**Global Certificate**") substantially in the form set out in the Agency Agreement dated 31 May 2006 between *inter alios* the Issuer, Deutsche Bank AG, London Branch and Deutsche Bank Trust Company Americas (the "**Registrar**") (the "**Agency Agreement**"). Beneficial interests in the Global Certificate will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Certificate directly through any of CDS (in Canada) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organisations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants either through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("**Canadian Subcustodians**"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below, owners of beneficial interests in the Global Certificate will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. (or such other nominee of CDS as an authorised representative of CDS may advise) for the benefit of owners of beneficial interests in the Global Certificate, including participants of Clearstream, Luxembourg and Euroclear.

For so long as any of the Notes are represented by the Global Certificate, the Issuer, the Registrar, the Fiscal Agent and any other Paying Agent shall treat CDS & CO., or any other nominee appointed by CDS, as the sole owner or holder of such Notes for all purposes under the Agency Agreement. Principal and interest payments on the Global Certificate registered in the name of CDS & CO., or any other nominee appointed by CDS, will be made on behalf of the Issuer to CDS & CO., or any other nominee appointed by CDS and CDS will distribute the payment received to the applicable clearing system.

Definitive Notes

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the limited circumstances set out in the Global Certificate, including the circumstance described below.

If the Notes represented by the Global Certificate are held by or on behalf of CDS and (i) CDS has notified the Issuer that it is unwilling or unable to continue to act as a depository for the Notes and a successor depository is not appointed by the Issuer within 90 working days after receiving such notice; or (ii) CDS ceases to be a recognised clearing agency under the *Securities Act* (Ontario) or a self-regulatory organisation under the *Securities Act* (Québec) or other applicable Canadian securities legislation and no successor clearing system satisfactory to the Issuer is available within 90 working days after the Issuer becoming aware that CDS is no longer so recognised.

ANNEX 2

Additional Selling Restrictions

Each Manager, severally and not jointly, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, represents, warrants and agrees that:

(1) the sale and delivery of any Notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a **"Canadian Purchaser"**) by such Manager shall be made so as to be exempt from the prospectus filing requirements and exempt from or in compliance with the dealer registration requirements of all applicable securities laws and regulations, rulings and orders made thereunder and rules, instruments and policy statements issued and adopted by the relevant securities regulator or regulatory authority, including those applicable in each of the provinces and territories of Canada (the **"Canadian Securities Laws"**);

(2) where required under applicable Canadian Securities Laws, (i) such Manager is appropriately registered under the applicable Canadian Securities Laws in each province to sell and deliver the Notes to each Canadian Purchaser that is a resident of, or otherwise subject to the Canadian Securities Laws of, such province, and to whom such Manager sells or delivers any Notes or (ii) such sale and delivery will be made through an affiliate of such Manager that is so registered and agrees to make such sale and delivery in compliance with the representations, warranties, and agreements of the Manager set out in this Annex 2;

(3) it will comply with all relevant Canadian Securities Laws concerning any resale of the Notes and will prepare, execute, deliver, and file all documentation required by the applicable Canadian Securities Laws to permit each resale by such Manager of Notes to a Canadian Purchaser;

(4) it will ensure that each Canadian Purchaser purchasing from it (i) has represented to it that such Canadian Purchaser is a resident in and subject to the Canadian Securities Laws of a province or territory of Canada, or is a corporation, partnership, or other entity resident and created in or organised under the laws of Canada or any province or territory thereof, (ii) has represented to such Manager that it is an "accredited investor" as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemption (**"NI 45-106"**) and which categories set forth in the relevant definition of "accredited investor" in NI 45-106 correctly and in all respects describe such Canadian Purchaser, and (iii) consents to disclosure of all required information about the purchase to the relevant Canadian securities regulatory authorities;

(5) the offer and sale of the Notes was not made through or accompanied by any advertisement of the Notes, including, without limitation, in printed media of general and regular paid circulation, radio, television, or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation in Canada;

(6) it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the Canadian Offering Memorandum dated 26 March

2007 prepared in connection with the issue of the Notes (the **"Canadian Offering Memorandum"**)) or future oriented financial information within the meaning of applicable Canadian Securities Laws;

(7) it will ensure that each Canadian Purchaser is advised that no securities commission, stock exchange or other similar regulatory authority in Canada has reviewed or in any way passed upon the Canadian Offering Memorandum or the merits of the Notes described therein, nor has any such securities commission, stock exchange or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the Notes;

(8) it has not made and it will not make any written or oral representations to any Canadian Purchaser:

(i) that any person will resell or repurchase the Notes purchased by such Canadian Purchaser;

(ii) that the Notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(iii) that any person will refund the purchase price of the Notes; or

(iv) as to the future price or value of the Notes; and

(9) it will inform each Canadian Purchaser:

(i) that the Issuer is not a "reporting issuer" and is not, and may never be, a reporting issuer in any province or territory of Canada and there currently is no public market in Canada for any of the Notes, and one may never develop;

(ii) that the Notes will be subject to resale restrictions under applicable Canadian Securities Laws; and

(iii) such Canadian Purchaser's name and other specified information will be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.

ANNEX 3

Additional Information Regarding Clearing and Settlement

Links have been established among CDS, Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to Clearstream, Luxembourg and Euroclear through the CDS accounts of their respective Canadian Subcustodians.

The Clearing Systems

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depository for Securities Limited (**"CDS Ltd"**). After the restructuring, CDS Ltd, founded in 1970, remains the holding company for CDS and two other operating subsidiaries. CDS is Canada's national securities clearing and depositary services organisation. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (**"CDS Participants"**) include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include the Dealer. Indirect access to CDS is available to other organisations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralise securities clearing functions through a central securities depositary.

CDS is wholly-owned by CDS, Ltd. CDS Ltd. is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of over the counter trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and Clearstream, Luxembourg or Euroclear

Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment

in accordance with normal procedures for settlement in CDS. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO.: 1716A

TRANCHE NO.: 1

NZD 100,000,000 7.75 per cent. Fixed Rate Notes 2007 due 30 March 2009

Issue Price: 100.743 per cent.

UBS Investment Bank

ABN AMRO **Deutsche Bank**

The date of these Final Terms is 28 March 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and the replacement of the European Economic Area selling restriction dated 9 February 2007 (together, the "**Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with with Offering Circular, contains all information that is material in the context of the issue of the Ntoes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1716A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Zealand Dollar ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 100,000,000
	(ii)	Tranche:	NZD 100,000,000
5	Issue Price:		100.743 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		NZD 2,000
7	(i)	Issue Date:	30 March 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		30 March 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		7.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable

	Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 March in each year commencing on 30 March 2008 and ending on the Maturity Date adjusted in accordance with Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	NZD 155 per NZD 2,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 2,000 per Note of NZD 2,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Auckland and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Bearer Notes are represented by a permanent Global Note

		and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.
		Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 2PP United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.0 per cent. selling concession and 0.125 per cent. combined management and underwriting commission, in each case, of the Aggregate Nominal Amount of the Notes.
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	New Zealand For the purposes of this issue of Notes only and not for any other Tranche or Series under the programme, the following paragraph shall be inserted in the Offering Circular under "Plan of Distribution":

	No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the securities regulations and any other applicable laws.
40 Subscription period:	Not Applicable

GENERAL

41 Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42 The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.534546, producing a sum of (for Notes not denominated in Euro):	Euro 53,454,600
43 In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 30 March 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,230

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive (the "**Certificate**").

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has

been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)*, with the Certificate; a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by UBS Limited on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 99,618,000
(iii)	Estimated total expenses:	NZD 1,125,000 (comprising selling concession of NZD 1,000,000 and combined management and underwriting commission of NZD 225,000 only)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	7.3365 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0293801808
(ii)	Common Code	029380180
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	30 days from 30 March 2007
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.

Manner and date in which results of the offer are to be made public:	**Not Applicable**
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	**Not Applicable**

END